UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
National Coal Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
632381-20-8

(CUSIP Number)
Jeff Brattain
Centaurus Energy Master Fund, LP
3050 Post Oak Blvd., Suite 850
Houston, Texas 77056
Tel. No.: (832) 615-8653

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 25, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 2 of 7 Pages
AMENDMENT NO. 4 TO SCHEDULE 13D
     This Amendment No. 4 to Schedule 13D is being filed by: Centaurus Energy Master Fund LP (the “Fund”); Centaurus Energy, LP (“CE LP”), as a general partner of the Fund; Centaurus Energy QP, LP (“CE QP LP”), as a general partner of the Fund; Centaurus Energy Partners, LP (“CEP”), as the general partner of each of CE LP and CE QP LP; Centaurus Advisors, LLC, as the general partner of CEP (“Centaurus Advisors”); and John D. Arnold, as the sole and managing member of Centaurus Advisors, in each case relating to the disposition by the Fund of 10.5% senior secured notes due 2010 of National Coal Corp., a Florida corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on September 5, 2008, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 11, 2008, Amendment No. 2 filed with the Securities and Exchange Commission on September 18, 2008 and Amendment No. 3 filed with the Securities and Exchange Commission on October 14, 2008 (as so amended, the “13D”).
Item 4. Purpose of Transaction
     Item 4 of the 13D is amended by adding the following:
     As previously reported in Amendment No. 3 to the original Schedule 13D, $2,000,000 in principal amount of the Issuer’s 10.5% senior secured notes due 2010 were previously reported as being acquired in an open market trade that had still not settled as of the date of such Amendment. On October 25, 2008, the Fund entered into a trade to address remaining issues with the settlement of the initial trade for such notes. As a result of such trade on October 25, 2008, which has now settled, the Fund sold the $2,000,000 in principal amount of such notes for an aggregate consideration of $2,037,583.33. As a result of such trade, the Fund owns $26,300,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010. As previously stated, the Fund may acquire additional securities of the Issuer, or dispose of all or a portion of the securities of the Issuer held by the Fund.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the 13D is amended by adding the following:
     As previously reported in Amendment No. 3 to the original Schedule 13D, $2,000,000 in principal amount of the Issuer’s 10.5% senior secured notes due 2010 were previously reported as being acquired in an open market trade that had still not settled as of the date of such Amendment. On October 25, 2008, the Fund entered into a trade to address remaining issues with the settlement of the initial trade for such notes. As a result of such trade on October 25, 2008, which has now settled, the Fund sold the $2,000,000 in principal amount of such notes for an aggregate consideration of $2,037,583.33. As a result of such trade, the Fund owns $26,300,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010. As previously stated, the Fund may acquire additional securities of the Issuer, or dispose of all or a portion of the securities of the Issuer held by the Fund.
Item 7. Material to Be Filed as Exhibits
Exhibit 99.1   Joint Filing Statement (filed herewith).

Page 3 of 7 Pages
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2008

CENTAURUS ENERGY MASTER FUND, LP

By:	Centaurus Energy, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

By: Centaurus Energy QP, LP, General Partner By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

CENTAURUS ENERGY L.P.

By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

CENTAURUS ENERGY QP, L.P.

By: Centaurus Energy Partners, LP, General Partner By: Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

Page 4 of 7 Pages

CENTAURUS ENERGY PARTNERS, LP

By: Centaurus Advisors, LLC, General Partner

By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

CENTAURUS ADVISORS, LLC
By:	*[see signature below]
	Name:	John D. Arnold
	Title:	Manager

JOHN D. ARNOLD, individually and in each of the respective capacities set forth above
/s/ John D. Arnold

Page 5 of 7 Pages
EXHIBIT INDEX
Exhibit 99.1   Joint Filing Statement (filed herewith).